[LETTERHEAD OF PACIFIC COAST INVESTMENT PARTNERS LLC]

April 1, 2004

Board of Directors
Workflow Management, Inc.
240 Royal Palm Way
Palm Beach, FL 33480

By Facsimile

Gentlemen,

For the third time in less than one week we have once again secured financing on terms acceptable to us to allow Workflow Management, Inc. to refinance its current obligations as and when due. A copy of that proposal, submitted by Ableco Finance LLC ("Ableco"), is attached.

We trust that you will concede that our ability to have now secured three attractive financing proposals within a single week demonstrates that Workflow is a company that can easily be refinanced to meet all of its obligations in an orderly manner. In light of this, the statements to the contrary that you have made both in your public disclosures and in your private communications are untenable, if not false and misleading. We trust that such unfounded statements will not continue to be repeated.

We continue to be committed to leading a $30 million shareholder led equity recapitalization of the company concurrent with the closing of the proposed Ableco refinancing prior to April 30, 2004. Additionally, in light of the recent announcement by WF Holdings to increase its offer for our shares, we hereby increase our offer to purchase newly issued common shares to $5.375 per share. Please note that our offer to purchase newly issued common shares at $5.375 per share to recapitalize the company uses investors money. This is in contrast to the "sweetened" WF Holdings offer, a careful reading of which reveals that the so-called increase being offered by WF Holdings is really coming from the existing bank group who evidently agreed on Tuesday to accept a discount on their outstanding accrued fees to accommodate the higher bid. In this regard, once again you have breached your fiduciary duty, as you seemingly would rather work to disadvantage your existing lenders than fight to have WF Holdings itself put more money on the table for your shareholders.

Please recognize that even though the attached financing proposal is not a legally binding commitment on the part of Ableco, and there are normal and customary conditions which are yet to be fully negotiated, but are believed to be achievable, we strongly believe that following a brief period of due diligence the refinancing we are proposing will close before the end of April allowing the existing bank syndicate to be paid in full.

It continues to be clear that the proposed going-private transaction is not in the best interests of the company and its shareholders. Under the circumstances, we are deeply troubled that the company, under your stewardship, would support the WF Holdings transaction, which is neither fair nor in the best interests of the company's shareholders.

The manifest unreasonableness of the WF Holdings' proposal is readily and clearly illustrated by updating the Jefferies & Company, Inc. ("Jefferies") fairness analysis to reflect Workflow's results contained in the 10-Q for the quarter ending January 31, 2004 as is clearly shown below.

                      ORIGINAL JEFFERIES FAIRNESS ANALYSIS

Jefferies' Complementary Valuation
As per Workflow Management, Inc.'s Proxy Statement dated February 25, 2004

($ in million, except per share data)                    Indicative     Implied Enterprise  Implied Equity    Implied Value per
                                          Workflow     Multiples Range     Value Range      Value Range(1)      Share Range(2)
                                         Performance   ------------------------------------------------------------------------
                                           Metric        Low     High     Low      High      Low      High       Low      High
                                         -----------   -------  ------  -------   ------   -------   ------    -------   ------
Comparable Companies Analysis:
   TEV / LTM EBITDA                        $ 36.6        5.5x    6.5x    $201.5   $238.1    $ 40.5   $ 77.1    $ 2.97    $ 5.65
   TEV / 20004E EBITDA(3)                    40.1        5.0x    6.0x     200.4    240.5      39.4     79.5      2.89      5.82

Precedent Transaction Analysis:
   Transaction Value / LTM EBITDA            36.6        6.0x    7.0x     219.8    256.4      58.8     95.4      4.31      6.99

Discounted Cash Flow Analysis(4)                                          240.3    335.8      79.3    174.8      5.81     12.80

                                                                                                     High      $ 5.81    $12.80
   Comparison                                                                                        Mean        3.99      7.82
                                                                                                     Median      3.64      6.41
                                                                                                     Low         2.89      5.65

--------
(1) Assumes net debt of $161.0 million at 12/31/03 based on balance sheet data provided by Workflow management.
(2)   Assumes 13.65 million total diluted shares.
(3) Does not include the effect of Workflow's loss of KB Toys revenue and EBITDA.
(4)   Assumes forecast period of 4.5 years.

--------
Net Debt               $161.0
Fully Diluted Shares    13.65

              UPDATED VALUATION BASED ON MOST RECENT FISCAL QUARTER

Valuation Analysis Reflective of the January 31, 2004 Financial Results

($ in million, except per share data)                    Indicative     Implied Enterprise  Implied Equity    Implied Value per
                                          Workflow     Multiples Range     Value Range      Value Range(1)      Share Range(2)
                                         Performance   ------------------------------------------------------------------------
                                           Metric        Low     High     Low      High      Low      High       Low      High
                                         -----------   -------  ------  -------   ------   -------   ------    -------   ------
Comparable Companies Analysis:
   TEV / LTM EBITDA                        $ 38.2        5.5x    6.5x    $210.3   $248.5    $ 61.2   $ 99.4    $ 4.48    $ 7.28
   TEV / 20004E EBITDA(3)                    40.1        5.0x    6.0x     200.4    240.5      51.3     91.4      3.76      6.69

Precedent Transaction Analysis:
   Transaction Value / LTM EBITDA            38.2        6.0x    7.0x     229.4    267.6      80.3    118.5      5.88      8.68

Discounted Cash Flow Analysis(4)                                          240.3    335.8      91.2    186.6      6.68     13.67

                                                                                                     High      $ 6.68    $13.67
                                                                                                     Mean        5.20      9.08
                                                                                                     Median      5.18      7.98
                                                                                                     Low         3.76      6.69

--------
(1)   Assumes net debt of $149.1 million at 1/31/03 based on Workflow's 10-Q.
(2)   Assumes 13.65 million total diluted shares.
(3) Does not include the effect of Workflow's loss of KB Toys revenue and EBITDA.
(4)   Assumes forecast period of 4.5 years.

--------
Net Debt               $149.1
Fully Diluted Shares    13.65

The first chart shown above, which is based entirely on the analysis provided by Jefferies and contained within the Proxy Statement dated February 25, 2004 shows a median range of implied values per share to range from a low of $3.64 to a high of $6.41. That is in marked contrast to the second chart shown above, which is a simple recitation of the Jefferies information provided to you in their fairness opinion and contained in the Proxy, but updated in accordance with the 10-Q for the quarter ending January 31, 2004. As you can clearly see in the updated second chart the median range of implied values per share now ranges from a low of $5.18 to a high of $7.98.

Where before, based on the Jefferies fairness opinion, the average of the median range was $5.03 per share; today, based on your most recent 10-Q that same average is $6.58 per share, or an increase of 27%. We demand that the company provide a public explanation of how it can continue to support the higher bid put forth on Tuesday by WF Holdings, which was only was increased by approximately 10.4% when the implied fair value of our shares has already increased by 27% since the date of issuance of the Jefferies fairness opinion.

Your public statements regarding a potential bankruptcy and retention of workout specialists in the face of the company's demonstrated ability to procure attractive alternative financing are obviously designed to manufacture a crisis in an effort to pressure shareholders to vote for an unfavorable deal. These statements, together with the company's wholesale refusal to consider alternative financing options evidences a negligent, if not reckless, breach of fiduciary responsibilities. We are confident that such actions and tactics will not be sanctioned by a finder of fact.

Your public statements are further belied by the composition of the new bank group proposed by WF Holdings. Not only has Jefferies failed to secure a refinancing of the company's existing debt - made all the more troubling by the fact that both Bank of America and LaSalle (the two prior lenders we secured proposal letters from who for purely technical reasons had to withdraw their financing proposals) are members of your existing bank group, but National City Bank, the lead bank supplying credit to support WF Holdings's proposed going private transaction is also a member of your existing bank group. Under the circumstances we demand that you publicly explain why neither you nor Jefferies could arrange a refinancing of the company's debt, when no fewer than three members of the existing bank group have been willing to refinance the company.

Further to this point it is apparent that you have failed to consider strategic alternatives that could significantly enhance the value of our shares. A case in point in this regard is the potential spin-off of the company's Canadian division into a publicly traded Canadian Income Trust, a public form of ownership that, as shown in the chart below, has become increasingly popular in Canada, as it is our understanding that the Canadian market would accept an initial public offering of Workflow's Canadian division due to the exhibited stability of both its revenue stream and cash flows.

                              [BAR CHART OMITTED]

Based on our understanding of the Canadian division's current approximate trailing twelve month EBITDA of $18 million(1), and after subtracting what we understand to be its ongoing CapEx needs of $2.5 million, and miscellaneous costs relating to the maintenance and administration of the Income Trust structure of $2 million, the Canadian division, in an independent Income Trust ownership structure, would have, based on our understanding, an adjusted trailing twelve month EBITDA of approximately $13.5 million after maintenance CapEx ("Adjusted EBITDA").

It is our understanding that the Canadian Income Trust marketplace is accustomed to seeing funded debt to EBITDA of approximately 1.25X. Based on this, the Canadian division in an Income Trust ownership structure could support debt of approximately $22.5 million. Applying a seven percent interest rate to this amount of debt would imply annual interest expense of $1.58 million, which if subtracted from the Adjusted EBITDA would leave approximately $11.9 million of distributable cash flow available to the owners of the Income Trust securities.

--------
(1) All dollar amounts relative to Workflow's Canadian division are expressed in US Dollars.

Based on our analysis, such an Income Trust structure involving the company's Canadian division could, under current market conditions, be successfully sold in a Canadian initial public offering with an initial annual 10% yield to its equity owners. This would imply an estimated value of the proceeds from a Canadian IPO of such an Income Trust (assuming Workflow were in fact to sell 100% of its equity in the Canadian division to the public) of approximately $120 million (or approximately $8.92 per Workflow share), or an enterprise value of approximately $142.5 million for the Canadian division alone in an Income Trust format.

Were Workflow to pursue this strategy, the implied total enterprise value of Workflow, based on the mid-point of the updated Jefferies fairness opinion "Precedent Transaction Analysis" would equal approximately $274 million, or approximately $53 million more (or 24% higher) than WF Holdings best offer for our company.

We have to ask, are you as a Board truly prepared to hand WF Holdings what could be a $53 million windfall profit at closing at the expense of your shareholders?

Ironically, it has been our objections to this patently unfair transaction (as opposed to management's efforts) that has caused WF Holdings to increase its unfair offer at all. In truth, management was prepared to accept the previous offer without more consideration for the shareholders. Your actions in this regard demonstrate an abdication of your duties and responsibilities at the most fundamental level. Whatever your motives may be, your actions have not been in the best interests of the company or its shareholders as WF Holdings' current offer is wholly inadequate and not in the best interests of Workflow's shareholders.

Finally, and in yet another breach of your fiduciary duties, when you postponed the previously scheduled shareholder meeting to today - moving it back by a mere 48 hours, you failed to disclose to your shareholders that the Third Amendment to Second Amended and Restated Credit Agreement that you entered into on the 29th of March with your existing bank group gives you until April 9th to gain approval to the proposed WF Holdings transaction from your shareholders. That information alone, had you made it publicly available, would have shown the extent of the coercive tactics you seemingly are willing to employ to force your shareholders to vote in favor of an unfair transaction which is clearly not in their best interests.

If, despite your fiduciary obligations, you are still unwilling to withdraw your support of the proposed going-private transaction and consider our alternative financing proposal in good faith in accordance with Section 5.2(d) of the Merger Agreement, you will leave us with no choice but to take such immediate steps as are required to block the proposed WF Holdings transaction so as to prevent such an unfair transaction, and to unseat the entire Board in favor of the seven candidates we have previously proposed, who in their own right believe that they can help the company rapidly expand sales and are committed to our proposed refinancing and recapitalization of the company in support of this potential accelerated revenue growth.

We demand that you comply with your fiduciary duties as officers and directors of a public company by working with us to complete an orderly refinancing and recapitalization of the company, or step down so that we, the shareholders, may appoint our proposed Directors who are committed to leading a recapitalization and orderly refinancing of Workflow Management. While it is our desire to resolve this matter amicably, we are prepared to take whatever actions may be required to protect the interests of the company's shareholders.

Sincerely yours,


James M. Chadwick
Managing Member